CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

December 16, 2022

Via EDGAR Filing

Re:       Star Holdings Registration Statement on Form 10

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Star Holdings, a Maryland statutory trust, we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, a registration statement on Form 10 relating to the registration of the common shares of beneficial interest of Star Holdings, a Maryland statutory trust. Star Holdings is currently a wholly-owned subsidiary of iStar Inc., a Maryland corporation. Star Holdings has been formed to own and manage certain assets of iStar that will be separated from iStar prior to the closing of the previously-announced all-stock merger between iStar and Safehold Inc., a Maryland corporation, pursuant to the Agreement and Plan of Merger, dated August 10, 2022. iStar intends to distribute all of its equity interests in Star Holdings to the stockholders of iStar prior to the closing of the merger.

For the information of the staff of the Securities and Exchange Commission, we have also transmitted for filing today a Form S-4 registration statement for the registration of shares of common stock of iStar that will be issued to the stockholders of Safehold in connection with the merger.

If you have any questions about the above-referenced Form 10 Registration Statement, please contact Kathleen L. Werner of Clifford Chance US LLP, counsel to Star Holdings, at (212) 878-8526.

Very truly yours,

/s/ Kathleen L. Werner

Kathleen L. Werner, Esq.

Clifford Chance US LLP